Exhibit 99.4

Interim Financial Statements

                                      For the period ended September 30, 2005

          Management Discussion and Analysis

GENERAL

The purpose of this Management Discussion and Analysis is, as required by regulators, to explain management’s point of view on the Company’s past performance and future outlook.

The following discussion of performance and financial condition should be read in conjunction with the financial statements of the Company and notes thereto for the period ending September 30, 2005.  Additional information on the Company is available on SEDAR and at the Company’s website, ripplelake.com.

FORWARD LOOKING STATEMENTS

Certain sections of this Management Discussion and Analysis may contain forward-looking statements.  Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results.  The risks, uncertainties and other factors that could influence actual results are described in the “Risks and Uncertainties” section of this report.  The forward looking statements contained herein are based on information available as of November 22, 2005.

HIGHLIGHTS

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During the quarter, the Company completed a non-brokered private placement of 622,466 units at $0.45 per unit.  Each unit consists of one flow-through share and one-half warrant to purchase a non-flow through share of the Company.  Each whole warrant is exercisable for a period of one year at $0.50 per non-flow through share.

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Subsequent to the period ended September 30, 2005, the Company received notification from its USA legal counsel that the staff of the Securities and Exchange Commission had no further comments regarding the Company’s Form 20-F registration statement.

NATURE OF BUSINESS

The Company was incorporated on February 6, 2004 under the name TCH Minerals Inc. The Company changed its name to Ripple Lake Diamonds Inc. on July 26, 2004.  The Company is engaged in the exploration for diamonds and has two active diamond exploration projects; the TCH Diamond Project in Ontario and the KMD Project in Nunavut.  The Company’s objective is to locate and develop economic diamond deposits.

OVERALL PERFORMANCE

The Company’s expenses for the first quarter of fiscal 2006 totalled $145,591 compared with $378,512 for the previous quarter ended June 30, 2005 and $77,707 for the same quarter ending September 30, 2004.

Comparatively, the major expenses for the first quarter of fiscal 2006 were $75,000 recorded for Stock-based compensation as a result of the Company approving 300,000 stock options compared to $241,000 in the previous quarter due to an adjustment to rates used for option pricing model used in the prior quarter and $Nil in same quarter ended September 30, 2004.  Filing fees of $5,076 in the quarter compared to $9,992 in the previous quarter and $35,292 in the same quarter ended September 30, 2004.   The higher amount in the quarter ended September 30, 2004 were attributed to the Company cost of filing for its initial IPO.  Management fees of $25,500 for the quarter compared to $25,500 in the previous quarter and $25,500 in the same quarter ended September 30, 2004.  Office expenses of $3,274 for the quarter for normal office related expenses compared to $2,662 in the previous quarter and $NIL in the same quarter ended September 30, 2004.  Professional fees of $11,640 for the quarter mainly related to 20F filing with the SEC compared to $19,861 in the previous quarter and $6,908 for the same quarter ended September 30, 2004.  Public and shareholder relations of $15,665 due to increase activity for shareholders’ awareness compared to $49,512 in the previous quarter and $4,906 in the same quarter ended September 30, 2004.   Rent of $4,500 for the quarter compared to $4,500 in the previous quarter and $4,500 in the same quarter ended September 30, 2004.  Travel of $2,952 compared to $1,809 in the previous quarter and $NIL in the same quarter ended September 30, 2004.

RESULTS OF OPERATIONS

The Company incurred a net loss of $45,595 (net of $99,775 tax recovery relating to the issue of flow-through shares in the quarter) for the quarter ended September 30, 2005 compared with a net loss of $362,640 during the previous quarter and a net loss of $77,682 for the same quarter ended September 30, 2004.  These losses resulted in a net loss of $0.002 per share for the quarter compared to a net loss of $0.015 per share for the previous quarter and a net loss of $0.005 for the same quarter ended September 30, 2004.

During the year the Company received the results of the analysis of the samples collected at both projects during the 2004 Phase One exploration programs. Results are described in detail in the Mineral Properties section of this Management Discussion and Analysis. Based on the encouraging Phase One results, the Company completed the acquisition of additional claims at both projects and commissioned airborne magnetic surveys at both KMD & TCH to assist in the conduct of Phase 2 exploration programs on both properties and selection of drill targets.

MINERAL PROPERTIES

During the quarter the Company capitalized deferred exploration costs in the amount of $532,551 compared with $1,453,895 during the previous quarter and $703,506 in the same quarter ended September 30, 2004.  Of this amount, $74,667 was allocated towards acquisition and maintenance costs and $457,884 to exploration costs compared to $50,139 in the previous quarter for acquisition and $107,976 in the same quarter ended September 30, 2004 and $1,404,756 in the previous quarter for exploration and $597,530 in the same quarter ended September 30, 2004.

The KMD Project, Nunavut

The KMD property is located approximately 960 km east-northeast of Yellowknife, NWT and 770 km east of Canada’s first producing diamond mine, the Ekati mine, operated by BHP Billiton. The property comprises approximately 74,500 hectares in a area undergoing active exploration by all of the leading diamond exploration companies.

During the first quarter of fiscal 2006, the Company expended $94,339 in deferred exploration and acquisition costs related to the KMD property compared with $968,503 during the previous quarter and $405,163 in the same quarter ended September 30, 2004.  The $94,339 exploration expenses were expensed as follows: $45,937 ($243,280 in the previous quarter and $NIL in the same quarter ended September 30, 2004) for campsite; $3,168 ($16,655 in the previous quarter and $68,500 in the same quarter ended September 30, 2004) for geological cost; $34,207 ($185,885 for the previous quarter and $NIL for the same quarter ended September 30, 2004) for geophysics; and $11,027 ($NIL for the previous quarter and $NIL for the same quarter ended September 30, 2004) for mapping.

During the fiscal year, the Company completed a study of the nickel thermometry of some of the collected G-9 pyrope grains, using a highly sophisticated exploration technique recently developed in South Africa and determined that the temperature and pressure conditions at the KMD property were correct for the formation of diamondiferous kimberlites and that a significant portion of the G-9 grains analyzed fall inside the diamond stability field.

During the fourth quarter the Company completed an airborne geophysical (magnetic and electromagnetic) survey of the KMD Property.  The survey was undertaken in order to further delineate possible sources (drill targets) of thousands of pyrope and other kimberlite indicator mineral grains, recovered from the samples collected in 2004.

An extensive follow-up sampling program was carried out for the Company by KM Diamond Exploration Ltd. and a preliminary report of the summer 2005 field work was received by the Company on September 20, 2005. That report contains sample location information and some preliminary geological discussions for the 752 samples collected in 2005.  Full analytic results will be available following completion of laboratory analysis of the samples which will be available to the Company several months following the Company paying the laboratory for the cost of the analytical work. The Company will require further financing to fund such work.

The TCH Diamond Project, Ontario

The TCH Diamond Project lies within the Superior Province of the Canadian Shield. Stable. Continental cratons like the Canadian Shield host the known diamond producing regions around the world, in South Africa, Russia and now Canada, following the discovery of diamonds in the Lac de Gras area of the Northwest Territories in 1991 and the subsequent development of the Ekati Mine, by BHP Billiton and Dia Met Minerals, and the Diavik Mine by RTZ and Aber Resources. The TCH property is approximately 30 km west of Marathon, Ontario which is serviced by the Trans-Canada Highway and a small airport.

During the first quarter of fiscal 2006, the Company expended $438,212 in deferred exploration and acquisition costs related to the TCH property compared with $485,392 during the previous quarter and $298,343 for the same quarter ended September 30, 2004.  These expenses included $74,667 in property acquisition, assessment and maintenance ($50,139 in the previous quarter and $17,313 in the same quarter ended September 30, 2004) and $363,545 in exploration costs ($435,253 in the previous quarter and $281,030 in the same quarter ended September 30, 2004).  The $363,545 expenses were expensed as follows: $103,168 in geological cost ($8,992 in the previous quarter and $71,500 in the same quarter ended September 30, 2004); $217,350 in geophysics ($NIL in the previous quarter and $NIL in the same quarter ended September 30, 2004); $11,027 in mapping ($NIL in the previous quarter and $NIL in the same quarter ended September 30, 2004) and $32,000 in mobilization and demobilization ($NIL in the previous quarter and $8,000 in the same quarter ended September 30, 2004).

On April 11, 2005 the Company announced results of the analysis of the 2004 sampling program.  Kimberlite indicator minerals, or “KIM” (pyrope, picroilmenite, chrome spinel, olivine and chrome-diopside) were identified in 60% of the samples collected during the 2004 exploration program.. Picroilmenite is the predominant KIM and pyrope is the second most abundant. By the chemical composition, six pyrope grains of the 99 that were analyzed belong to the diamond association (G10) group, and about ten are close to the diamond association. Among the seven analyzed kimberlitic chrome spinel grains, one belongs to the diamond field. This suggests that some diamondiferous kimberlites may be among the clastic material suppliers for Quaternary sediments in the Ripple Lake property. Ripple Lake's Exploration Manager, based on the mineral composition and morphology, the identified KIM's are related to the direct washout of near-by kimberlitic rocks and most probably, Group 1 kimberlites.

 Eight dispersion haloes of the kimberlitic, short-transit associations (KIM-1) were identified in 2004 the TCH area. Among them, there are three first-priority prospective areas, showing the highest promise for finding primary sources of the KIM haloes within their boundaries, and five other local areas that are also of exploration interest. The OGS pyropes are also located in the recently identified priority areas of interest.

Based on these encouraging results, Ripple Lake acquired through staking, new claim blocks to the west, north and east of the existing claim block area. In addition to the 2004 mineral sampling, Ripple Lake completed, during the second quarter of 2005, an Aeroquest high-resolution helicopter magnetic and electromagnetic geophysical survey over the northern half of the TCH Diamond Project. The results of that survey and a re-interpretation of the previously flow 2001 government airborne survey are currently underway.

An extensive follow-up sampling program was carried out for the Company by KM Diamond Exploration Ltd. A preliminary report of the summer 2005 field work was received by the Company on September 20, 2005. That report contains sample location information for the 546 samples collected in 2005 and some preliminary comments on a sample believed to be kimberlitic. Full analytic results will be available following completion of laboratory analysis of the samples which will be available to the Company several months following the Company paying the laboratory for the cost of the analytical work. The Company will require further financing to fund such work.

SUMMARY OF QUARTERLY RESULTS

Selected quarterly financial information for 2005 and 2004 (unaudited):

Quarter Ending	Revenues	Net Loss	Total Assets	Total Liabilities
March 31, 2004[1]	$0	$(8)	$19,992	$19,999
June 30, 2004	$0	$(18,293)	$838,113	$128,814
Sept. 30, 2004	$25	$(77,682)	$1,122,214	$222,846
Dec. 31, 2004	$233	$(39,636)	$1,092,947	$186,665
March 31, 2005	$1,168	$(422,782)	$2,356,594	$48,551
June 30, 2005 Sept. 30, 2005	$830 $221	$(380,940) $(45,494)	$3,575,080 $3,445,932	$482,778 $101,890

                1 For the period from Feb. 6, 2004, the date of incorporation of the Issuer to March 31, 2004

LIQUIDITY AND CAPITAL RESOURCES

The Company has no known mineral resources and is not in commercial production on any of its’ properties and accordingly, the Company does not generate cash from operations.  Ripple Lake finances development and exploration activities by raising capital from equity markets from time to time.

During the first quarter of fiscal 2006 the Company completed a non-brokered private placement of 622,466 units at $0.45 per units for a gross proceeds of $280,110.  Each unit consists of one flow-through share and one-half warrant to purchase a non-flow through share of the Company.  Each whole warrant is exercisable for a period of one year at $0.50 per share.  No commission was paid for this private placement.

The Company’s cash position decreased from $262,734 at June 30, 2005 to $23,730 at September 30, 2005 as a result of funding for the exploration activities and administration costs.   Total assets decreased slightly from $3,575,080 at June 30, 2005 to $3,445,932 during the first  quarter of fiscal 2006.

The Company has no long-term debt. However the Company does have a working capital deficiency and requires an early equity financing.

CONTRACTUAL COMMITMENTS

The Company is committed under management contracts with the President for $6,000 per month, with a director for $2,500 per month and with an officer for $1,000 per month for the period July 2004 to June 2006.  The Company also has an agreement with the Manager, Exploration on a daily retainer basis at a minimum of $1,000 per month.

The Company is committed under a premises lease with a rent of $1,500 per month

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

RELATED PARTY TRANSACTIONS

During the first quarter of fiscal 2006 the Company incurred $25,500 ($25,500 in the previous quarter and $25,500 in the same quarter ended September 30, 2004) in management and consulting services rendered by the President and a director (see contractual commitments).

These transactions are in the normal course of operations and are measured at the exchange amounts established and agreed to by the related parties.

SUBSEQUENT EVENTS

On November 20, 2005 the Company received notification from its USA counsel that the staff of the Securities and Exchange Commission had no further comments regarding the Company’s Form 20-F registration statement.

RISKS AND UNCERTAINTIES

The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain economically recoverable reserves.  The recovery of expenditures on mineral properties and the related deferred exploration expenditures are dependent on the existence of economically recoverable mineralization, the ability of the Company to obtain financing necessary to complete the exploration and development of the mineral properties, and upon future profitable production, or alternatively, on the sufficiency of proceeds from disposition.  The Company tries to maximize its exposure to promising exploration opportunities, to manage the risks inherent in exploration and to make appropriate use of management and financial resources. As at the date of this MD&A the Company has a working capital deficiency and will require an early equity financing to carry on its business.

CHANGE IN ACCOUNTING POLICY

The Company did not make any changes to its accounting policies during the quarter in question.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information provide in this report, including the financial statements is the responsibility of management.  In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities.  Management believes such estimates have been based on careful judgements and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurance that the company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

DISCLOSURE OF OUTSTANDING SHARE DATA

As at November 22, 2005 the Company had 24,017,016 common shares outstanding. The Company also has 2,000,000 incentive stock options which are exercisable into that same number of common shares of the Company.  In addition, there are 400,000 brokers warrants outstanding which are exercisable into 400,000 common shares and 222,222 agents warrants exercisable into 222,222 common shares as well as 1,251,167 warrants issued on private placements exercisable into 1,251,167 common shares.